CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Direct Dial: +1 212 878-3180 E-mail: clifford.cone@cliffordchance.com January 9, 2023

Re:	iShares® Bitcoin Trust

Amendment No. 8 to Registration Statement on Form S-1

File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, the iShares Bitcoin Trust (the “Trust”), we transmit for filing under the Securities Act of 1933, as amended, the Trust’s Amendment No. 8 to Registration Statement on Form S-1 (the “Amended Registration Statement”) relating to the initial public offering of the the Trust’s shares representing fractional undivided beneficial interests in its net assets.

The Trust supplementally advises the Staff that the only changes to this Amended Registration Statement are the following:

1.	to lower the Sponsor’s Fee from 0.30% of the net asset value of the Trust to 0.25% of the net asset value of the Trust;
2.

to adjust the fee waiver from 0.20% of the net asset value of the Trust for the first $5.0 billion of the Trust’s assets to 0.12% of the net asset value of the Trust for the first $5.0 billion of the Trust’s assets (the term of the fee waiver remains unchanged and will be in effect for a twelve-month period commencing on the day the Shares are initially listed on NASDAQ); and

3.	to update the “Hypothetical Calculation of NAV” chart on page 67 of the prospectus to reflect the foregoing Sponsor’s Fee and fee waiver adjustments.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-3180.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

January 9, 2023

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP